Via Facsimile and U.S. Mail
Mail Stop 4720

July 27, 2009

Robert E. Farnham
Senior Vice President and Chief Financial Officer
Health Management Associates, Inc.
5811 Pelican Bay Blvd, Suite 500
Naples, Florida 34108-2710

     Re: **Health Management Associates, Inc.**
           Form 8-K filed February 23, 2007 in connection with a
           Credit Agreement executed on February 16, 2007
           File No. 001-11141
           Research No. 09-05399

Dear Mr. Farnham:

     We have completed our review of your Form 8-K and have no further comments at this time.

           Sincerely,

           Jeffrey Riedler,
           Assistant Director